EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $3,287,000 (comprised of (i) $2,492,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Index, (ii) $795,000 maximum aggregate offering price with respect to notes linked to the Russell 2000® Index).